SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                          FORM 11-K
         ANNUAL REPORT PURSUANT TO SECTION 15(dd) OF THE

             SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 1996

                 Commission file number 1-3004


                    Illinois Power Company
                    Incentive Savings Plan
                    for Employees Covered Under a
                    Collective Bargaining Agreement
                       (Full title of the plan)




                    Illinova Corporation
                    500 South 27th Street
                    Decatur, Illinois 62525



          (Name of issuer of the securities held
           pursuant to the plan and the address
            of its principal executive office.)


                ILLINOIS POWER COMPANY
                INCENTIVE SAVINGS PLAN
            FOR EMPLOYEES COVERED UNDER A
           COLLECTIVE BARGAINING AGREEMENT


                FINANCIAL STATEMENTS
             AND ADDITIONAL INFORMATION



                 DECEMBER 31, 1996

            ILLINOIS POWER COMPANY
            INCENTIVE SAVINGS PLAN
          FOR EMPLOYEES COVERED UNDER A
         COLLECTIVE BARGAINING AGREEMENT

       Index to Financial Statements and Additional Information

 Financial Statements:                                        Page

     Report of Independent Accountants                           1
     Statement of Net Assets Available for Benefits
     with fund information as of December 31, 1996
     and 1995                                                 2-12

     Statement of Changes in Net Assets Available
     for Benefits with fund information for the
     years ended December 31, 1996 and 1995                  13-24

     Notes to Financial Statements                           25-31

 Additional Information:

     Schedule I - Schedule of Assets Held for Investment Purposes

     Schedule II - Schedule of Reportable Transactions



          Note: Other schedules required by section 2520.10310 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Net Assets Available for Benefits
As of December 31, 1996
                                        Illinova       Equity
                                         Stock         Income
                                          Fund          Fund
ASSETS:
 Cash and Temporary Cash Investments       $251,748             $0
 Investments at Fair Value               22,811,497     16,154,296
                                        -----------    -----------
          Total Investments              23,063,245     16,154,296

 Dividends and Interest Receivable            1,119              0
 Employee Contributions Receivable            3,456         73,280
 Employer Contributions Receivable        1,264,346              0
 Loan Repayments Receivable                   1,114         20,216
 Loans Outstanding                                0              0
                                        -----------    -----------
          Other Assets                    1,270,035         93,496
                                        -----------    -----------
     Total Assets                        24,333,280     16,247,792
                                        -----------    -----------

LIABILITIES:
     Accrued Expenses                        66,855              0
                                        -----------    -----------
     Total Liabilities                       66,855              0
                                        -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS       $24,266,425    $16,247,792
                                        ===========    ===========

See Accompanying Notes to Financial Statements








ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Net Assets Available for Benefits
As of December 31,1996
                                                  Retirement
                                                  Growth         Loan
                                                  Fund           Fund
ASSETS:
 Cash and Temporary Cash Investments                      $0        $0
 Investments at Fair Value                        18,349,277         0
                                                 ----------- ----------
     Total Investments                            18,349,277         0

 Dividends and Interest Receivable                         0         0
 Employee Contributions Receivable                    82,578         0
 Employer Contributions Receivable                         0         0
 Loan Repayments Receivable                           21,323   (60,935)
 Loans Outstanding                                         0 2,805,579
                                                 ----------- ---------
     Other Assets                                    103,901 2,744,644
                                                ------------ ---------
 Total Assets                                     18,453,178 2,744,644
                                                 ----------- ----------

LIABILITIES:
 Accrued Expenses                                          0          0
                                                 ----------- ----------
 Total Liabilities                                         0          0
                                                 ----------- ----------
NET ASSETS AVAILABLE FOR BENEFITS                $18,453,178 $2,744,644
                                                 =========== ==========


See Accompanying Notes to Financial Statements



ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Net Assets Available for Benefits
As of December 31, 1996
                                                  Asset          Asset
                                                  Manager        Manager
                                                  Income         Growth
                                                  Fund           Fund
ASSETS:
Cash and Temporary Cash Investments                 $0              $0
     Investments at Fair Value                  302,753      2,397,751
                                             ----------     ----------
       Total Investments                        302,753      2,397,751

 Dividends and Interest Receivable                    0              0
 Employee Contributions Receivable                2,503         14,476
 Employer Contributions Receivable                    0              0
 Loan Repayments Receivable                         403          2,383
 Loans Outstanding                                    0              0
                                             ----------    -----------

          Other Assets                            2,906         16,859
                                             ----------     ----------
 Total Assets                                   305,659      2,414,610
                                             ----------    -----------

LIABILITIES:
 Accrued Expenses                                      0             0
                                              ----------     ---------
 Total Liabilities                                     0             0
                                              ----------     ---------
NET ASSETS AVAILABLE FOR BENEFITS               $305,659    $2,414,610
                                              ==========    ===========


See Accompanying Notes to Financial Statements





ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Net Assets Available for Benefits
As of December 31, 1996
                                                 Asset
                                                Manager       International
                                                  Fund            Fund
ASSETS:
 Cash and Temporary Cash Investments                $0                  $0
 Investments at Fair Value                        3,438,571      1,469,320
                                                -----------      ---------
   Total Investments                              3,438,571      1,469,320

 Dividends and Interest Receivable                        0              0
 Employee Contributions Receivable                   16,826         10,094
 Employer Contributions Receivable                        0              0
 Loan Repayments Receivable                           2,650          2,458
 Loans Outstanding                                        0              0
                                                -----------     ----------
   Other Assets                                      19,476         12,552
                                                -----------     ----------
   Total Assets                                   3,458,047      1,481,872
                                                -----------     ----------

LIABILITIES:
 Accrued Expenses                                         0              0
                                                -----------     ----------
 Total Liabilities                                        0              0
                                                -----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS                $3,458,047     $1,481,872
                                                ===========    ===========


See Accompanying Notes to Financial Statements



ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Net Assets Available for Benefits
As of December 31, 1996
                                             Managed
                                             Income
                                             Portfolio       Total All
                                               Fund            Funds
ASSETS:
 Cash and Temporary Cash Investments                 $0         $251,748
 Investments at Fair Value                   10,955,488       75,878,953
                                             ----------       ----------
   Total Investments                         10,955,488       76,130,701

 Dividends and Interest Receivable                    0            1,119
 Employee Contributions Receivable               34,734          237,947
 Employer Contributions Receivable                    0        1,264,346
 Loan Repayments Receivable                      10,388                0
 Loans Outstanding                                    0        2,805,579
                                             -----------     -----------
     Other Assets                                45,122        4,308,991
                                             -----------     -----------
  Total Assets                                11,000,610      80,439,692
                                             -----------     -----------

LIABILITIES:
 Accrued Expenses                                      0          66,855
                                             -----------     -----------
  Total Liabilities                                    0          66,855
                                             -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS            $11,000,610     $80,372,837
                                             ===========     ===========


See Accompanying Notes to Financial Statements






ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

Statement of Net Assets Available for Benefits
As of December 31, 1995
                                             Guaranteed     Illinova
                                             Investment       Stock
                                                  Fund        Fund
ASSETS:
 Cash and Temporary Cash Investments                 $0        $240,319
 Investments at Fair Value                     3,368,925     24,681,810
                                             -----------    -----------
     Total Investments                         3,368,925     24,922,129

 Dividends and Interest Receivable                     0          1,180
 Employee Contributions Receivable                     0            999
 Employer Contributions Receivable                     0      2,178,061
 Loan Repayments Receivable                            0              0
 Loans Outstanding                                     0              0
                                             -----------    -----------
     Other Assets                                      0      2,180,240
                                             -----------    -----------
 Total Assets                                  3,368,925     27,102,369
                                             -----------    -----------

LIABILITIES:
 Accrued Expenses                                      0          2,899
                                             -----------    -----------
 Total Liabilities                                     0          2,899
                                             -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS             $3,368,925    $27,099,470
                                             ===========    ===========


See Accompanying Notes to Financial Statements



ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Net Assets Available for Benefits
As of December 31, 1995
                                                 Equity     Retirement
                                                  Income      Growth
                                                   Fund        Fund
ASSETS:
 Cash and Temporary Cash Investments                 $0             $0
 Investments at Fair Value                   12,724,309     17,061,240
                                             -----------    -----------
          Total Investments                   12,724,309     17,061,240
 Dividends and Interest Receivable                    0               0
 Employee Contributions Receivable                    0               0
 Employer Contributions Receivable                    0               0
 Loan Repayments Receivable                           0               0
 Loans Outstanding                                    0               0
                                             -----------    -----------
     Other Assets                                     0               0
                                             -----------    -----------
 Total Assets                                 12,724,309     17,061,240
                                             -----------    -----------

LIABILITIES:
 Accrued Expenses                                      0              0
                                             -----------    -----------
     Total Liabilities                                 0              0
                                             -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS            $12,724,309    $17,061,240
                                             ===========    ===========


See Accompanying Notes to Financial Statements



ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Net Assets Available for Benefits
As of December 31, 1995
                                                           Asset
                                                          Manager
                                          Loan            Income
                                          Fund             Fund
ASSETS:
 Cash and Temporary Cash Investments            $0             $0
 Investments at Fair Value                       0        273,524
                                       -----------     ----------
          Total Investments                      0        273,524

 Dividends and Interest Receivable               0              0
 Employee Contributions Receivable               0              0
 Employer Contributions Receivable               0              0
 Loan Repayments Receivable                      0              0
 Loans Outstanding                       2,257,400              0
                                       -----------     ----------
          Other Assets                   2,257,400              0
                                       -----------     ----------
     Total Assets                        2,257,400        273,524
                                       -----------     ----------

LIABILITIES:
 Accrued Expenses                                0              0
                                       -----------     ----------
     Total Liabilities                           0              0
                                       -----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS       $2,257,400       $273,524
                                       ===========     ==========


See Accompanying Notes to Financial Statements






ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Net Assets Available for Benefits
As of December 31, 1995
                                             Asset
                                            Manager           Asset
                                             Growth          Manager
                                              Fund            Fund
ASSETS:
 Cash and Temporary Cash Investments                $0                $0
 Investments at Fair Value                   1,871,215         3,312,861
                                           -----------       -----------
          Total Investments                  1,871,215         3,312,861

 Dividends and Interest Receivable                   0                 0
 Employee Contributions Receivable                   0                 0
 Employer Contributions Receivable                   0                 0
 Loan Repayments Receivable                          0                 0
 Loans Outstanding                                   0                 0
                                           -----------       -----------
   Other Assets                                      0                 0
                                           -----------       -----------
  Total Assets                               1,871,215         3,312,861
                                           -----------       -----------

LIABILITIES:
 Accrued Expenses                                    0                 0
                                           -----------       -----------
 Total Liabilities                                   0                 0
                                           -----------       -----------
NET ASSETS AVAILABLE FOR BENEFITS           $1,871,215        $3,312,861
                                           ===========       ===========

See Accompanying Notes to Financial Statements




ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Net Assets Available for Benefits
As of December 31, 1995
                                                               Managed
                                                                Income
                                            International     Portfolio
                                                Fund            Fund
ASSETS:
 Cash and Temporary Cash Investments                   $0            $0
 Investments at Fair Value                      1,247,197     8,846,229
                                              -----------    ----------
     Total Investments                          1,247,197     8,846,229

 Dividends and Interest Receivable                      0             0
 Employee Contributions Receivable                      0             0
 Employer Contributions Receivable                      0             0
 Loan Repayments Receivable                             0             0
 Loans Outstanding                                      0             0
                                              -----------    ----------
     Other Assets                                       0             0
                                              -----------    ----------
 Total Assets                                   1,247,197     8,846,229
                                              -----------    -----------

LIABILITIES:
 Accrued Expenses                                       0             0
                                              -----------    -----------
 Total Liabilities                                      0             0
                                              -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS              $1,247,197    $8,846,229
                                              ===========    ===========


See Accompanying Notes to Financial Statements





ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Net Assets Available for Benefits
As of December 31, 1995
                                                      Total All
                                                       Funds
ASSETS:
 Cash and Temporary Cash Investments                   $240,319
 Investments at Fair Value                           73,387,310
                                                     ----------
   Total Investments                                 73,627,629

 Dividends and Interest Receivable                        1,180
 Employee Contributions Receivable                          999
 Employer Contributions Receivable                    2,178,061
 Loan Repayments Receivable                                   0
 Loans Outstanding                                    2,257,400
                                                     ----------
   Other Assets                                       4,437,640
                                                     ----------
 Total Assets                                        78,065,269
                                                    -----------

LIABILITIES:
 Accrued Expenses                                         2,899
                                                     ----------
 Total Liabilities                                        2,899
                                                     ----------

NET ASSETS AVAILABLE FOR BENEFITS                   $78,062,370
                                                    ===========
See Accompanying Notes to Financial Statements



ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1996
                                           Guaranteed        Illinova
                                           Investment          Stock
                                              Fund             Fund
Sources of Participants' Equity:
 Contributions:
    Employee                                        $0         $90,279
    Employer                                         0       2,382,672
    Fund-to-Fund Transfers                  (2,981,245)       (848,173)
    Plan-to-Plan Transfers                      (8,632)       (240,896)
    Loan Repayments                                  0          26,373
                                            ----------       ---------
                                            (2,989,877)      1,410,255
                                            ----------       ----------
 Investment Income:
   Dividend and Interest Income                 70,766         948,221
   Net Change in Fair Value of
     Investments                                     0      (2,217,798)
                                            ----------     -----------
                                                70,766      (1,269,577)
                                            ----------     -----------
Application of Participants' Equity:
   Loans to Participants                        38,495          50,774
   Distributions to Active and
    Terminated Participants                    411,319       2,894,763
   Administrative and Miscellaneous
    Expenses                                         0          28,186
                                            ----------     -----------
                                               449,814       2,973,723
                                            ----------     -----------
Increase (Decrease) in Net Assets
 Available for Benefits                     (3,368,925)     (2,833,045)

 Net Assets Available for Benefits,
  Beginning of Year                          3,368,925      27,099,470
                                            ----------      ----------
Net Assets Available for Benefits,
 End of Year                                        $0     $24,266,425
                                            ==========     ===========


See Accompanying Notes to Financial Statements



ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1996
                                           Equity               Retirement
                                           Income                 Growth
                                            Fund                   Fund
Sources of Participants' Equity:
 Contributions:
     Employee                               $1,611,289          $1,998,396
     Employer                                        0                   0
     Fund-to-Fund Transfers                    957,251            (146,654)
     Plan-to-Plan Transfers                   (196,008)           (131,997)
     Loan Repayments                           304,888             437,071
                                           -----------           ---------
                                             2,677,420           2,156,816
                                           -----------         -----------
 Investment Income:
   Dividend and Interest Income                998,419           2,251,091
     Net Change in Fair Value of
       Investments                           1,641,238            (850,496)
                                           -----------         -----------
                                             2,639,657           1,400,595
                                           -----------          ----------
Application of Participants' Equity:
   Loans to Participants                       435,167             625,882
   Distributions to Active and
    Terminated Participants                  1,353,351           1,538,229
    Administrative and Miscellaneous
     Expenses                                    5,076               1,362
                                           -----------           ---------
                                             1,793,594           2,165,473
                                           -----------         -----------
Increase (Decrease) in Net Assets
 Available for Benefits                      3,523,483           1,391,938

Net Assets Available for Benefits,
 Beginning of Year                           12,724,309          17,061,240
                                            -----------          ----------
Net Assets Available for Benefits,
 End of Year                                $16,247,792         $18,453,178
                                            ===========         ===========

See Accompanying Notes to Financial Statements


ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1996
                                                               Asset
                                                              Manager
                                             Loan              Income
                                             Fund              Fund
Sources of Participants' Equity:
 Contributions:
    Employee                                        $0          $60,867
    Employer                                         0                0
    Fund-to-Fund Transfers                           0           18,713
    Plan-to-Plan Transfers                     (34,288)          (1,766)
    Loan Repayments                           (917,816)           7,933
                                           -----------       -----------
                                              (952,104)          85,747
                                           -----------       -----------
 Investment Income:
   Dividend and Interest Income                      0           20,552
   Net Change in Fair Value of
    Investments                                      0              367
                                           -----------       ----------
                                                     0           20,919
                                           -----------       ----------
Application of Participants' Equity:
   Loans to Participants                    (1,631,328)           6,598
   Distributions to Active and
    Terminated Participants                    191,924           67,933
   Administrative and Miscellaneous
    Expenses                                        56                0
                                           -----------        ---------
                                            (1,439,348)          74,531
                                           -----------       ----------
Increase (Decrease) in Net Assets
 Available for Benefits                        487,244           32,135

Net Assets Available for Benefits,
 Beginning of Year                           2,257,400          273,524
                                           -----------       ----------
Net Assets Available for Benefits,
 End of Year                                $2,744,644         $305,659
                                           ===========      ===========


See Accompanying Notes to Financial Statements





ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1996
                                              Asset
                                             Manager             Asset
                                              Growth            Manager
                                               Fund              Fund
Sources of Participants' Equity:
 Contributions:
    Employee                                  $331,775           $407,265
    Employer                                         0                  0
    Fund-to-Fund Transfers                     135,815           (118,016)
    Plan-to-Plan Transfers                     (45,836)           (50,856)
    Loan Repayments                             47,568             54,051
                                           -----------        -----------
                                               469,322            292,444
                                           -----------         ----------
 Investment Income:
    Dividend and Interest Income               196,481            266,963
     Net Change in Fair Value of
      Investments                              140,898            117,051
                                           -----------        -----------
                                               337,379            384,014
                                           -----------        -----------
Application of Participants' Equity:
   Loans to Participants                        54,214             75,020
   Distributions to Active and
    Terminated Participants                    209,046            456,167
    Administrative and Miscellaneous
     Expenses                                       46                 85
                                           -----------        -----------
                                               263,306            531,272
                                           -----------        -----------
Increase (Decrease) in Net Assets
 Available for Benefits                        543,395            145,186

Net Assets Available for Benefits,
 Beginning of Year                           1,871,215          3,312,861
                                           -----------        -----------
Net Assets Available for Benefits,
 End of Year                                $2,414,610         $3,458,047
                                           ===========        ===========


See Accompanying Notes to Financial Statements





ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1996
                                                             Managed
                                                              Income
                                         International      Portfolio
                                             Fund              Fund
Sources of Participants' Equity:
 Contributions:
     Employee                                 $238,051         $854,699
     Employer                                        0                0
     Fund-to-Fund Transfers                      4,543        2,977,766
     Plan-to-Plan Transfers                    (59,534)         (69,683)
     Loan Repayments                            45,934          209,433
                                           -----------       ----------
                                               228,994        3,972,215
                                           -----------      -----------
 Investment Income:
   Dividend and Interest Income                 45,771          548,224
   Net Change in Fair Value of
    Investments                                106,229                0
                                           -----------       ----------
                                               152,000          548,224
                                           -----------       ----------
Application of Participants' Equity:
   Loans to Participants                        43,343          301,835
   Distributions to Active and
    Terminated Participants                    102,845        2,055,631
   Administrative and Miscellaneous
    Expenses                                       131            8,592
                                           -----------       ----------
                                               146,319        2,366,058
                                           -----------       ----------
Increase (Decrease) in Net Assets
 Available for Benefits                        234,675        2,154,381

Net Assets Available for Benefits,
 Beginning of Year                           1,247,197        8,846,229
                                           -----------       ----------
Net Assets Available for Benefits,
 End of Year                                $1,481,872      $11,000,610
                                           ===========      ===========


See Accompanying Notes to Financial Statements





ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1996
                                                 Total All
                                                  Funds
Sources of Participants' Equity:
 Contributions:
    Employee                                     $5,592,621
    Employer                                      2,382,672
    Fund-to-Fund Transfers                                0
    Plan-to-Plan Transfers                         (839,496)
    Loan Repayments                                 215,435
                                                 ----------
                                                  7,351,232
                                                -----------
 Investment Income:
    Dividend and Interest Income                  5,346,488
    Net Change in Fair Value of
     Investments                                 (1,062,511)
                                                 ----------
                                                  4,283,977
                                                 ----------
Application of Participants' Equity:
   Loans to Participants                                  0
   Distributions to Active and
    Terminated Participants                       9,281,208
   Administrative and Miscellaneous
    Expenses                                         43,534
                                                 ----------
                                                  9,324,742
                                                 ----------
Increase (Decrease) in Net Assets
 Available for Benefits                           2,310,467

Net Assets Available for Benefits,
 Beginning of Year                               78,062,370
                                                 ----------
Net Assets Available for Benefits,
 End of Year                                    $80,372,837
                                                ===========


See Accompanying Notes to Financial Statements





ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1995
                                           Guaranteed           Illinova
                                           Investment             Stock
                                              Fund                Fund
Sources of Participants' Equity:
 Contributions:
    Employee                                      $42             $93,387
    Employer                                        0           3,507,436
    Fund-to-Fund Transfers                   (309,160)           (514,140)
    Plan-to-Plan Transfers                      6,871              36,800
    Loan Repayments                             5,112              21,966
                                          -----------           ---------
                                             (297,135)          3,145,449
                                          -----------          ----------
 Investment Income:
   Dividend and Interest Income               202,031             744,712
   Net Change in Fair Value of
    Investments                                     0           6,205,085
                                          -----------         -----------
                                              202,031           6,949,797
                                          -----------         -----------
Application of Participants' Equity:
   Loans to Participants                       80,456              23,855
   Distributions to Active and
    Terminated Participants                   226,053             946,559
   Administrative and Miscellaneous
    Expenses                                      (35)             22,379
                                          -----------         -----------
                                              306,474             992,793
                                          -----------         -----------
Increase (Decrease) in Net Assets
 Available for Benefits                      (401,578)          9,102,453

Net Assets Available for Benefits,
 Beginning of Year                          3,770,503          17,997,017
                                          -----------         -----------
Net Assets Available for Benefits,
 End of Year                               $3,368,925         $27,099,470
                                          ===========         ===========


See Accompanying Notes to Financial Statements




ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1995
                                             Equity         Retirement
                                             Income           Growth
                                              Fund             Fund
Sources of Participants' Equity:
 Contributions:
    Employee                               $1,526,052       $2,089,783
    Employer                                        0                0
    Fund-to-Fund Transfers                    608,929          340,774
    Plan-to-Plan Transfers                   (107,546)        (182,004)
    Loan Repayments                           154,016          243,698
                                          -----------      -----------
                                            2,181,451        2,492,251
                                          -----------      -----------
 Investment Income:
    Dividend and Interest Income              702,890        1,621,533
    Net Change in Fair Value of
     Investments                            2,176,701        1,496,345
                                          -----------      -----------
                                            2,879,591        3,117,878
                                          -----------      -----------
Application of Participants' Equity:
    Loans to Participants                     274,275          472,381
    Distributions to Active and
     Terminated Participants                  191,165          269,312
    Administrative and Miscellaneous
     Expenses                                       0                0
                                          -----------      -----------
                                              465,440          741,693
                                          -----------      -----------
Increase (Decrease) in Net Assets
 Available for Benefits                     4,595,602        4,868,436

Net Assets Available for Benefits,
 Beginning of Year                          8,128,707       12,192,804
                                          -----------       ----------
Net Assets Available for Benefits,
 End of Year                              $12,724,309      $17,061,240
                                          ===========      ===========


See Accompanying Notes to Financial Statements





ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1995
                                                              Asset
                                                             Manager
                                                   Loan      Income
                                                   Fund       Fund
Sources of Participants' Equity:
 Contributions:
    Employee                                          $0       $75,273
    Employer                                           0             0
    Fund-to-Fund Transfers                        25,797        31,121
    Plan-to-Plan Transfers                       (34,644)        2,659
    Loan Repayments                             (628,008)        7,408
                                              -----------   ----------
                                                (636,855)      116,461
                                              -----------   ----------
 Investment Income:
    Dividend and Interest Income                      136       10,774
    Net Change in Fair Value of
     Investments                                        0       20,504
                                              -----------   ----------
                                                      136       31,278
                                              -----------   ----------
Application of Participants' Equity:
    Loans to Participants                      (1,359,082)       1,744
    Distributions to Active and
     Terminated Participants                        3,747        3,451
    Administrative and Miscellaneous
     Expenses                                           0            0
                                              -----------   ----------
                                               (1,355,335)       5,195
                                              -----------   ----------
Increase (Decrease) in Net Assets
 Available for Benefits                           718,616      142,544

Net Assets Available for Benefits,
 Beginning of Year                              1,538,784      130,980
                                              -----------    ---------
Net Assets Available for Benefits,
 End of Year                                   $2,257,400     $273,524
                                              ===========   ==========


See Accompanying Notes to Financial Statements





ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1995
                                                 Asset
                                                Manager          Asset
                                                Growth          Manager
                                                 Fund             Fund
Sources of Participants' Equity:
 Contributions:
    Employee                                   $378,428         $559,695
    Employer                                          0                0
    Fund-to-Fund Transfers                     (147,613)        (103,000)
    Plan-to-Plan Transfers                      (17,009)         (23,195)
    Loan Repayments                              38,154           36,145
                                            -----------        ---------
                                                251,960          469,645
                                            -----------      -----------
 Investment Income:
    Dividend and Interest Income                 28,411           87,394
    Net Change in Fair Value of
     Investments                                274,462          389,505
                                            -----------       ----------
                                                302,873          476,899
                                            -----------       ----------
Application of Participants' Equity:
   Loans to Participants                         87,684           69,999
   Distributions to Active and
    Terminated Participants                      43,303          118,999
   Administrative and Miscellaneous
    Expenses                                          0                0
                                            -----------        ---------
                                                130,987          188,998
                                            -----------        ---------
Increase (Decrease) in Net Assets
 Available for Benefits                         423,846          757,546
Net Assets Available for Benefits,
 Beginning of Year                            1,447,369        2,555,315
                                            -----------       ----------
Net Assets Available for Benefits,
 End of Year                                 $1,871,215       $3,312,861
                                            ===========      ===========


See Accompanying Notes to Financial Statements





ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1995
                                                             Managed
                                                              Income
                                           International     Portfolio
                                             Fund              Fund
Sources of Participants' Equity:
 Contributions:
    Employee                                 $313,191        $1,355,227
    Employer                                        0                 0
    Fund-to-Fund Transfers                   (113,073)          180,365
    Plan-to-Plan Transfers                    (18,334)            2,990
    Loan Repayments                            36,270           171,758
                                          -----------       -----------
                                              218,054         1,710,340
                                          -----------       -----------
 Investment Income:
   Dividend and Interest Income                39,056           449,523
   Net Change in Fair Value of
     Investments                               94,426                 0
                                          -----------       -----------
                                              133,482           449,523
                                          -----------       -----------
Application of Participants' Equity:
   Loans to Participants                       30,435           318,253
   Distributions to Active and
    Terminated Participants                    12,448           475,923
   Administrative and Miscellaneous
    Expenses                                        0                 0
                                          -----------       -----------
                                               42,883           794,176
                                          -----------       -----------
Increase (Decrease) in Net Assets
 Available for Benefits                       308,653         1,365,687

Net Assets Available for Benefits,
 Beginning of Year                            938,544         7,480,542
                                          -----------       -----------
Net Assets Available for Benefits,
 End of Year                               $1,247,197        $8,846,229
                                          ===========       ===========


See Accompanying Notes to Financial Statements





ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1995
                                                        Total All
                                                           Funds
Sources of Participants' Equity:
 Contributions:
     Employee                                            $6,391,078
     Employer                                             3,507,436
     Fund-to-Fund Transfers                                       0
     Plan-to-Plan Transfers                                (333,412)
     Loan Repayments                                         86,519
                                                         ----------
                                                          9,651,621
                                                        -----------
 Investment Income:
     Dividend and Interest Income                         3,886,460
     Net Change in Fair Value of
      Investments                                        10,657,028
                                                         ----------
                                                         14,543,488
                                                         ----------
Application of Participants' Equity:
    Loans to Participants                                         0
    Distributions to Active and
     Terminated Participants                              2,290,960
    Administrative and Miscellaneous
     Expenses                                                22,344
                                                         ----------
                                                          2,313,304
                                                         ----------
Increase (Decrease) in Net Assets
 Available for Benefits                                  21,881,805

Net Assets Available for Benefits,
 Beginning of Year                                       56,180,565
                                                         ----------
Net Assets
Available for Benefits,
 End of Year                                            $78,062,370
                                                        ===========



See Accompanying Notes to Financial Statements



                     ILLINOIS POWER COMPANY
                     INCENTIVE SAVINGS PLAN
                 FOR EMPLOYEES COVERED UNDER A
                  COLLECTIVE BARGAINING AGREEMENT

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN:

     General:

    The Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the Plan) is sponsored and administered by Illinois Power Company (the Company). The Plan became effective as of January 1, 1987. Assets of the Plan are held and managed by a Trustee. For the first six months of 1995, the Trustee was State Street Bank and Trust Company of Boston, Massachusetts. Effective July 1, 1995, Fidelity Management Trust Company of Boston, Massachusetts became trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in tax deferred savings as allowed by the Internal Revenue Code. The Plan is subject to and in compliance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

     Illinois Power Company is a wholly-owned subsidiary of Illinova Corporation (Illinova). Although Illinois Power Company remains the sponsor and administrator of the Plan, all shares of stock contributed to participants' accounts or held in the Stock Fund are shares of Illinova.

     Participation:
    All employees of the Company who are covered under a collective bargaining agreement are eligible to participate in the Plan. Participation is voluntary. Active participation ceases upon termination of employment with the Company.
Former employees can choose to liquidate their accounts or to leave them in the Plan. Earnings will continue to accrue on undistributed accounts. All accounts, whether for active or former employees, are fully vested.

     Plan Changes and Amendments:

     As of June 30, 1994, the administrator started phasing out the Guaranteed Investment Contract option. No funds were contributed or transferred to the GIC after that date.
Funds in the guaranteed investment contract were eligible to remain there until June 30, 1996, at which time the contract matured and the remaining funds were transferred to the Managed Income Portfolio.

     Contributions:

     Participants may make before-tax contributions by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the applicable percentage limit set by law. A participant may also "roll-over" into the Plan amounts previously invested in another retirement plan.

     Participants have the option of directing their contributions into any or all of the investment funds in the proportions they choose. They may change their direction options or transfer amounts from fund to fund at any time.

     The Company contributes a monthly matching contribution to the Plan equal to 50% of the first $80 of the participants' monthly before-tax contributions and 25% of the balance of deferrals per month, up to 6% of the employee's base earnings for the month. All Company matching contributions are paid in units of Illinova common stock and are contained in the Stock Fund. Dividends on stock held in the Stock Fund are invested in the Stock Fund and increase the unit value of the Fund.

    The Company has an Incentive Compensation arrangement in which employees can earn cash and Illinova stock if specified performance goals are met. Units awarded under the Incentive Compensation arrangement are held in the Stock Fund. Dividends earned on these units are invested in the Stock Fund and increase its unit value.

    Shares previously held in the Tax Reduction Act Stock
Ownership Plan (TRASOP), which was eliminated in 1988, are also held in the Stock Fund.

    ESOP:

    In October 1990, the Board of Directors authorized amendments to the Incentive Savings Plan to provide for the implementation of an Employee Stock Ownership Plan (ESOP) arrangement. Under this arrangement, the Company, pursuant to authorization granted by the Illinois Commerce Commission
(ICC), loaned $35 million to the Trustee of the ESOP in January 1991. The loan proceeds were used to purchase
2,031,445 shares of the Company's common stock on the open market. These shares are held in the ESOP and are allocated to the accounts of eligible participating employees as they are earned through the Match or Incentive Compensation features of the Plan.

   As of December 31, 1996, 235,164 and 323,840 shares have been allocated to bargaining unit employees for Company Match and Incentive Compensation, respectively.

     Distributions:

     Distributions as provided for in the Plan are made to Plan participants or their beneficiaries no later than 120 days following the close of the Plan year in which the participant reaches age 70 1/2 unless an earlier distribution is requested. All distributions are made in the form of cash and/or Illinova common stock.

     Loans:

     The Plan allows participants to borrow from their before-tax and TRASOP accounts an amount not to exceed the lesser of $50,000 reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made or 50% of the vested account balance. Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans. For 1996, the interest rate was 9.25%. The range for 1995 was 9.5% to 10%.

All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire their principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant and by optional cash payments. Interest paid on the loan is credited to the participant's account. The Trustee maintains a Loan Fund to hold the balances of participants' loans.

     Plan Termination:

     It is expected that the Plan will be continued, but the right to amend, modify or terminate the Plan is reserved by the Company provided that such action does not retroactively and adversely affect the rights of any participant or beneficiary under the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    Basis of Accounting:

    The accompanying Plan financial statements are prepared on the accrual basis of accounting.

   Investments:

   The guaranteed investment fund is valued at contract value as reported to the Plan by the Trustee. Participant notes receivable included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at current value based on the latest quoted market price.

     Income:

     Interest and dividend income is accrued as earned.

     Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Illinova common stock is valued by the Plan at actual cost; however, current value is used at the time of distribution to participants and results in a realized gain or loss as reflected in the Statement of Changes in Net Assets Available for Benefits.

     Expenses:

     Certain expenses incurred in the administration of the Plan are paid by the Plan rather than the Company. The expenses paid by the Plan include ESOP record keeping fees and trustee administrative fees. All other expenses incurred in the operation of the Plan are paid by the Company.

     Income Taxes:

     The Plan obtained its latest determination letter on January
8, 1996, in which the Internal Revenue Service stated that the Plan as designed was in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 3 - INVESTMENTS

     Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan's net assets available for benefits include:

                                                   December 31, 1996
Investments at Fair
Value as Determined by
Quoted Market Price                     Units       Value         Cost

Fidelity Equity Income
Fund                                   377,172   16,154,296    12,638,120

Fidelity Retirement
Growth Fund                          1,061,265   18,349,277    18,759,454

Illinova Common Stock                  829,509   22,811,497    18,146,391

Fidelity Managed Income
Portfolio                           10,955,488   10,955,488    10,955,488


                                             December 31, 1995
Investments at Fair
Value as Determined by
Quoted Market Price                    Units        Value         Cost

Fidelity Equity Income
Fund                                  335,468    12,724,309    10,445,477

Fidelity Retirement
Growth Fund                           937,946    17,061,240    16,468,153

Illinova Common Stock                 822,727    24,681,810    17,895,163

Fidelity Managed Income
Portfolio                           8,846,229     8,846,229     8,846,229

NOTE 4 - TRANSACTIONS WITH PARTIES-ININTEREST

     Fidelity Management Trust Company, the Trustee for the Plan, purchased shares of Illinova Common Stock at a cost of $3,507,783 in 347 transactions and sold shares, the proceeds of which totaled $4,195,275, in 350 transactions. The net gain on these sales was $851,886. The transactions are allowable party-in interest transactions under Section 408(3) of the ERISA regulations.

     The majority of the assets of the Plan are invested in Fidelity Investments mutual funds. The Plan also invests in a shortterm money market fund, the Fidelity Investments
Cash Portfolio. The transactions with these Fidelity funds are allowable party-in-interest transactions under Section
408(b)(8) of the ERISA regulations. The number of purchase transactions with each fund and the dollar amount of purchases for each fund as of December 31, 1996 are listed below:

                                    Purchase
Fund                              Transactions        Purchase Amount

Equity Income Fund                     226               $4,337,805

Retirement Growth Fund                 229                5,235,261

International Fund                     140                  488,376

Asset Manager Fund                     174                  875,728

Asset Manager Growth Fund              131                  818,167

Asset Manager Income Fund               83                  139,745

Managed Income Portfolio               193                5,731,576

Cash Portfolio                         144                4,293,755



     The number of sales transactions with each fund, the dollar amount of sales, and the gain on these sales for each fund as of December 31, 1996 are shown below:

                                 Sales
                                 Trans-         Sales
Fund                             actions        Amount          Gain
Equity Income Fund                 193        $2,549,056     $403,894

Retirement Growth Fund             213         3,096,728      152,768

International Fund                  99           372,482       12,646

Asset Manager Fund                 148           867,069       76,964

Asset Manager Growth Fund           88           432,529       53,298

Asset Manager Income Fund           42           110,883        3,798

Managed Income Portfolio           219         3,622,316            0

Cash Portfolio                     277         4,282,326            0

                                                          Schedule I
                                                            Item 27a
                    Illinois Power Company
                    Incentive Savings Plan
                  for Employees Covered Under a
                 Collective Bargaining Agreement

       Schedule of Assets Held for Investment Purposes

                      December 31, 1996
Identity of Issue/                                          Current
Description of Investment                       Cost        Value

*Fidelity Equity Income Fund                 $12,638,120   $16,154,296

*Fidelity Retirement Growth Fund              18,759,454    18,349,277

*Illinova Common Stock                        18,146,391    22,811,497

*Fidelity Asset Manager Income
Fund                                             291,925       302,753

*Fidelity Asset Manager Growth
Fund                                           2,134,367     2,397,751

*Fidelity Asset Manager Fund                   3,152,208     3,438,571

*Fidelity International Growth
and Income Fund                                1,338,528     1,469,320

*Fidelity Managed Income
Portfolio                                     10,955,488    10,955,488

**Participant Loans                            2,805,579     2,805,579

                                             $70,222,060   $78,684,532

*A party-in-interest to the Plan
**Interest rates on loans range
from 7% to 11%

                                                            Schedule II
                                                               Item 27d

                          Illinois Power Company
                          Incentive Savings Plan
                      for Employees Covered Under a
                     Collective Bargaining Agreement

                    Schedule of Reportable Transactions
                    for the Year Ended December 31, 1996

                                                                     Net Gain
Identity of Party Involved/  Purchase     Selling       Cost of         or
Description of Asset           Price       Price         Asset        (Loss)

Illinova Common Stock       3,507,783   4,195,275      3,343,389      851,886

Fidelity Equity Income
 Fund                       4,337,805   2,549,056      2,145,162     403,894

Fidelity Retirement
 Growth Fund                5,235,261   3,096,728      2,943,960     152,768

Fidelity Managed Income     5,731,576   3,622,316      3,622,316           0
Portfolio




     SIGNATURE


     Pursuant to the requirements of the Securities
     Exchange Act of 1934, Illinois Power Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           Illinois Power Company
                           Incentive Savings Plan
                           for Employees Covered Under a
                           Collective Bargaining Agreement


                           by \s\ David W. Butts
                           ________________________
                           David W. Butts
                           Senior Vice-President

          Date: June 17, 1997


                        EXHIBIT INDEX

                    Exhibits Filed Herewith

     Exhibit No.        Description

          1             Consent of Independent Accountants










                                                          Exhibit 1

CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S8 (No. 33-60278 of Illinova
Corporation of our report on the Illinois Power Company
Incentive Savings Plan for Employees Covered Under a
Collective Bargaining Agreement for the year ended December
31, 1996, dated June 13, 1997, which is incorporated by reference in this Form 11-K.



by /s/ Price Waterhouse LLP

St. Louis, Missouri
June 17, 1997